FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR AUGUST 27, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F _X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO _X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item 1

Telefonica
CELULAR

TELE LESTE CELULAR PARTICIPAÇÕES S. A.

ANNOUNCES DIVIDEND PAYMENT

August 27, 2002. (01 page)

For more information, contact:

Nílson Guimarães
TELE LESTE CELULAR PARTICIPAÇÕES S. A., Brazil
Tel.: (55-71) 387-7610
Fax: (55-71) 387-7602
nilson.guimarães@telebahiacelular.com.br
http://www.telebahiacelular.com.br

(São Paulo – Brazil), (August 27, 2002) – The Managemet of Tele Leste Celular Participações S. A. (NYSE: TBE; BOVESPA: TLCP), in accordance with decisions made at General Shareholders' Meeting on April 1, 2002, hereby informs shareholders about the payment of dividend related to the 2001 fiscal year to the holders of preferred shares issued by the above mentioned company with the share position of April 1, 2002, on September 6, 2002, according to the article 8 of the Company's by-laws and to the article 205 of the Law #6,404/76.

I – AMOUNT OF THE DIVIDEND – R$ (PER LOT OF 1,000 SHARES)

STARTING ON SEPTEMBER 6, 2002

	Preferred Shares
Net Value	0.03822

II – PAYMENT PROCEDURES

Brazilian Shareholders participating in the Stock Exchanges Custody Program will receive the interest on net worth payment through the respective Broker Dealers. Otherwise, directly at the branches of Banco Real.

IV – ADDITIONAL INFORMATION

The IONW and/or Dividends not claimed within the period of three years after the date of the beginning of payment will be forfeited in favor of the company (Federal Law #6,404 of 12.12.1976, Article 287, II, a).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Date: August 27, 2002

By ______________________

Name: Charles E. Allen
Title: Investor Relations Director

Tele Leste Celular Participações S.A- Announces Dividend Payment.